Exhibit 99.1

RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
NASDAQ Trading Symbol: GOLD

RANDGOLD TO ENGAGE AT TOP LEVEL WITH CONGOLESE GOVERNMENT ON NEW MINING CODE

Cape Town, 4 February 2018 - Randgold Resources says it is engaging at the highest level with the government of the Democratic Republic of Congo to head off the enactment of a new mining code which the company believes will severely limit the growth of the mining industry in the DRC as well as the country's own economic prospects. The new code was passed by both houses of parliament last week but still has to be signed by the president before it becomes law.

Chief executive Mark Bristow, in Cape Town for the Mining Indaba, said since the new code surfaced in draft form in 2014 the mining industry had made detailed and repeated representations to the Congolese Ministry of Mines about what it regarded as very serious flaws in its provisions.

"It is therefore very disappointing to see that none of our proposals and comments are reflected in the legislation, which is in fact more draconian in its final form than earlier drafts. Among other things, it attempts to scrap the 10-year stability clause enshrined in the 2002 code, which was the basis on which Randgold and other mining companies invested in the DRC. In fact, when Randgold and AngloGold Ashanti bought the project which became the Kibali mine, we sought and received a formal written declaration from the DRC government which entrenches our rights under the 2002 code and confirms that the law would be honoured in respect not only of Kibali but also any permit renewals," he said.

"It is our express wish that the government grasps the serious consequences this ill-considered code will have on its ability as a country to attract international investment and re-investment to the DRC, and to refer the code back to the ministry of mines for further consultation with the industry. If this fails, however, we shall seek to enforce our rights including those which provide for international arbitration."

ENQUIRIES:

Mark Bristow Kibali chairman & Randgold CEO +44 788 071 1386	Willem Jacobs Randgold GM operations Central & East Africa +243 820 678 040	Kathy du Plessis Randgold investor & media relations +44 20 7557 7738 / randgold@dpapr.com
Graham Shuttleworth Randgold financial director +44 779 771 1338	Cyrille Mutombo Randgold country manager DRC +243 990 104 774 / +243 815 842 990	Website: www.randgoldresources.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934, and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realisation of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as 'will', 'plans', 'expects' or 'does not expect', 'is expected', 'budget', 'scheduled', 'estimates', 'forecasts', 'intends', 'anticipates' or 'does not anticipate', or 'believes', or variations of such words and phrases or state that certain actions, events or results 'may', 'could', 'would', 'might' or 'will be taken', 'occur' or 'be achieved'. Assumptions upon which such forward-looking statements are based are in turn based on factors and events that are not within the control of Randgold Resources Limited (‘Randgold’) and there is no assurance they will prove to be correct. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Randgold to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to mining operations, including political risks and instability and risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in Randgold’s filings with the US Securities and Exchange Commission (the 'SEC'). Although Randgold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Randgold does not undertake to update any forward-looking statements herein, except in accordance with applicable securities laws. CAUTIONARY NOTE TO US INVESTORS: The SEC permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this report, such as 'resources', that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as 'proven and probable reserves' for the purposes of the SEC's Industry Guide number 7.